Filed pursuant to Rule 424(b)(3)
SEC File No. 333-258203

PROSPECTUS SUPPLEMENT NO. 3
(to Prospectus dated October 7, 2021)

INNOVIZ TECHNOLOGIES LTD.

PRIMARY OFFERING OF
16,231,241 ORDINARY SHARES

SECONDARY OFFERING OF
120,898,676 ORDINARY SHARES,
7,237,209 WARRANTS TO PURCHASE ORDINARY SHARES AND
7,137,209 ORDINARY SHARES UNDERLYING WARRANTS

OF

INNOVIZ TECHNOLOGIES LTD.

This prospectus supplement updates, amends and supplements the prospectus dated October 7, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-258203). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with information on Innoviz’s financial results for the year ended December 31, 2021, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our ordinary shares and warrants are listed on the Nasdaq Stock Market LLC under the trading symbols “INVZ” and “INVZW,” respectively. On March 1, 2022, the closing prices for our ordinary shares and warrants on the Nasdaq Stock Market LLC were $3.85 per ordinary share and $1.27 per warrant.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of the Prospectus and other risk factors contained in the documents incorporated by reference therein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission, the Israeli Securities Authority nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 2, 2022.

Year-end 2021 Financial Results

In 2021, Innoviz successfully closed its business combination with a SPAC, which provided over $370 million in gross proceeds. Innoviz’s operating cash flow during 2021 was within its planned budget. At year-end, Innoviz maintained a high liquidity level consisting of $304 million in cash, short term deposits, and marketable securities, which enable the Company to execute its 2022 plans.

Revenues for 2021 were approximately $5.5 million, compared to $(9.4) million in 2020. InnovizOne-related revenues in 2021 were approximately $4.3 million, an increase of 28% compared to $3.3 million of InnovizOne-related revenues in 2020. The Company expects InnovizOne sales to continue to increase in 2022 and is also targeting to sell the first samples of InnovizTwo.

Operating expenses for 2021 were approximately $152.6 million, an increase from $66.2 million in 2020. Operating expenses in 2021 included approximately $64.7 million of stock-based compensation compared to $3.2 million of stock-based compensation in 2020. The increase in operating expenses was primarily due to increases in stock-based compensation and people-related expenses.

Research and development expenses for 2021 were approximately $93.3 million, an increase from $57.0 million in 2020. Research and development expenses in 2021 included approximately $25.5 million attributable to stock-based compensation compared to $2.6 million attributable to stock-based compensation in 2020.

INNOVIZ TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Year Ended
	December 31,
	2021	2020
	(Unaudited)	(Audited)

Revenues	$5,466	$(9,364)
Cost of revenues	(10,488)	(6,407)
Gross loss	(5,022)	(15,771)
Operating expenses:
Research and development	$93,336	$57,029
Selling and marketing	23,735	5,430
General and administrative	35,560	3,753
Total operating expenses	152,631	66,212
Operating loss	(157,653)	(81,983)
Financial income, net	4,378	655
Loss before taxes on income	(153,275)	(81,328)
Taxes on income	(284)	(183)
Net loss	$(153,559)	$(81,511)
Basic and diluted net loss per ordinary share	$(1.54)	$(5.99)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	102,859,891	16,514,910

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INNOVIZ TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2021	2020
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$23,640	$49,950
Short term deposits	230,483	–
Marketable securities	11,607	–
Short-term restricted cash	901	8
Trade receivables	513	2,506
Inventory	4,256	2,164
Prepaid expenses and other current assets	3,029	3,287
Total current assets	274,429	57,915
LONG-TERM ASSETS:
Marketable securities	38,289	–
Restricted deposits	–	864
Other long-term assets	–	537
Property and equipment, net	14,502	13,245
Total long-term assets	52,791	14,646
Total assets	$327,220	$72,561
LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Trade payables	$5,764	$7,751
Advances from customers and deferred revenues	196	1,661
Employees and payroll accruals	8,997	5,528
Accrued expenses and other current liabilities	6,708	2,579
Short term loan and current maturities	–	275
Total current liabilities	21,665	17,794
LONG-TERM LIABILITIES:
Loan, net of current maturities	–	2,224
Long-term advances from customers and deferred revenues	4,517	3,473
Other long-term liabilities	597	–
Warrant liability	1,639	–
Total long-term liabilities	6,753	5,697
Convertible preferred shares	–	272,815
SHAREHOLDERS' EQUITY (DEFICIT):
Ordinary shares of no-par value	*–	*–
Additional paid-in capital	683,764	7,658
Accumulated deficit	(384,962)	(231,403)
Total shareholders' equity (deficit)	298,802	(223,745)
Total liabilities, convertible preferred shares and shareholders' equity (deficit)	$327,220	$72,561

* Represents amount lower than $1

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INNOVIZ TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
U.S. dollars in thousands

	Year Ended December 31,
	2021	2020
	(Unaudited)	(Audited)
Cash flows from operating activities:
Net loss	$(153,559)	$(81,511)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,960	2,661
Revaluation of warrant liabilities	(1,216)	–
Increase in accrued interest and exchange rate on short-term and long-term deposits	(436)	–
Amortization of premium, discount and accrued interest on marketable securities, net	104	–
Stock based compensation	64,736	3,196
Capital gain, net	(2,012)	(6)
Issuance of Preferred C-1 Shares to a customer	–	14,800
Interest and foreign exchange gain	(577)	(572)
Decrease (increase) in prepaid expenses and current assets	620	(1,296)
Decrease (increase) in accounts receivable	1,993	(1,485)
Increase in inventory	(2,092)	(823)
Increase (decrease) in trade payables	(1,997)	606
Increase (decrease) in accrued expenses and other liabilities	3,076	(820)
Increase in employees and payroll accruals	3,469	2,111
Increase (decrease) in advances from customers and deferred revenues	(421)	1,198
Net cash used in operating activities	(84,352)	(61,941)
Cash flows from investing activities:
Purchase of property and equipment	(3,784)	(5,120)
Proceeds from sales of property and equipment	–	47
Withdrawal of (investment in) short term deposits, net	(230,047)	34,720
Decrease (increase) in restricted deposits	56	(56)
Investment in marketable securities	(50,000)	–
Proceeds from sale of investee	2,178	–
Net cash provided by (used in) investing activities	(281,597)	29,591
Cash flows from financing activities:
Cash received from reverse capitalization, net of Issuance cost	122,220	–
Issue of ordinary shares, net of Issuance cost	218,474	–
Proceeds from issuance of convertible preferred shares, net of issuance expenses	–	8,934
Proceeds from exercise of options	952	284
Repayment of loan	(2,638)	(277)
Net cash provided by financing activities	339,008	8,941
Effect of exchange rate changes on cash, cash equivalents and restricted cash	716	748
Decrease in cash, cash equivalents and restricted cash	(26,225)	(22,661)
Cash, cash equivalents and restricted cash at beginning of the period	50,766	73,427
Cash, cash equivalents and restricted cash at end of the period	$24,541	$50,766

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